Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

7th May 2019

Vedanta Limited

Consolidated Results for the fourth Quarter and full year

ended 31 March 2019

Q4 FY2019 EBITDA at ₹ 6,330 Crore, up 6% q-o-q

Q4 FY2019 Att. PAT1 at ₹ 2,615 Crore, up 66% q-o-q

Mumbai, India: Vedanta Limited today announced its audited consolidated results for the fourth quarter (Q4) and full year ended 31 March 2019 (FY2019).

Financial Highlights

Q4 FY2019

•	EBITDA up 6% q-o-q to ₹ 6,330 crore

•	Att. PAT[1] up 66% q-o-q at ₹ 2,615 crore

•	Free cash flow of ₹ 13,369 crore

FY2019

•	EBITDA down 4% y-o-y ₹ 24,012 crore

•	Att. PAT[1] down 15% at ₹ 6,857 crore

•	Free cash flow of ₹ 11,553 crore, up 47%

•	Net Debt/EBITDA at 1.1x

Other Financial Highlights FY2019

•	Interim dividend of ₹ 7,005 crore paid during FY2019

•	Strong financial position with cash & liquid investments of ₹ 39,269 crore

•	Robust adjusted EBITDA margin[2] of 30%

•	Highest-ever contribution to the ex-chequer of c.₹ 42,400 crores

•	Successful turnaround of Electrosteel Steels Limited (ESL) with EBITDA margin doubling y-o-y to $115 per ton

Operational Highlights FY2019

•	Zinc India

•	Record mined metal production from underground mines, up 29% y-o-y

•	Record production of Lead, up 18% y-o-y and Silver, up 22% y-o-y

•	Zinc International: Gamsberg commercial production started in March 2019

•	Oil & Gas:

•	Average gross production of 189 kboepd for FY2019, up 2% y-o-y

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 9

Results for the Year Ended 31 March 2019

•	11 development drilling rigs as at March 2019, 99 wells drilled and 33 hooked up during the year

•	PSC of Rajasthan & Raava block extended for 10 years, subject to conditions

•	Revenue sharing contract signed for 41 OALP blocks

•	Contract signed for 2 new blocks in Assam and KG basin under DSF Bid Round II

•	Aluminium & Power:

•	Record aluminium production at c.2mt, up 17% y-o-y

•	Record Alumina production of 1.5mt, up 24% y-o-y with exit run rate of 1.8mtpa

•	Increased local bauxite supply met 30% of our requirement

•	Record PAF of 88% at the 1,980 MW TSPL plant

•	Iron Ore:

•	Continued engagement with the Government for resumption of Goa mining operations

•	Production of saleable ore at Karnataka at 4.1mt, up 89% y-o-y

•	Steel:

•	Record annual steel production at 1.2mt, up 17% y-o-y, with an exit production run-rate of c.1.5mtpa

•	Copper India: Due legal process is being followed to achieve a sustainable restart of the operations

1.	PAT before exceptional & before DDT
2.	Excludes custom smelting at Copper India and Zinc India operations

Mr. Navin Agarwal, Chairman Vedanta Limited, said, “FY2019 was a year of production ramp-up alongside robust financials and delivering repeated and industry leading returns to our shareholders. Acquisition of ESL and its successful turnaround as well as the commencement of the long awaited Gamsberg project, both represent significant additions to our operating business portfolio. Vedanta sits at the heart of the world’s fastest growing economy and we are geared to satiate the country’s natural resource demand. As a proud corporate citizen of India, the company contributed the highest ever amount of c. ₹ 42,400 crore to the exchequer in FY2019. We look forward to FY2020 as a year of accelerated execution on our growth plans resulting in enhanced shareholder value.”

Mr. Srinivasan Venkatakrishnan, Chief Executive Officer, Vedanta, said “I am pleased with this year’s performance which included new production records being set, a new Zinc mine with huge potential being commissioned, efficiencies to mitigate cost pressures, growth projects being on track and increasing our mineral and oil resources. We continue to consolidate our position as one of the largest diversified natural resource businesses in the world by having excellent talent operate our long-life, high-growth, low-cost assets with a hunger for technology and modernisation. Looking ahead, FY2020 will be an exciting year of growth in our key businesses – Zinc-Lead-Silver, Oil & Gas and Aluminium, being pursued with a strict capital allocation framework. We have also set stricter HSE standards and will continue our journey towards zero harm by ensuring greater levels of safety and sustainability”

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 9

Results for the Year Ended 31 March 2019

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In ₹ crore, except as stated)

Particulars	Q4 FY2019		% Change	Q3 FY2019	FY2019	FY2018	% Change
	FY2019	FY2018		FY 2019
Net Sales/Income from operations	23,092	27,311	(15)%	23,435	90,901	92,011	(1)%
Other Operating Income	376	319	18%	234	1,147	912	26%
EBITDA	6,330	7,767	(19)%	5,952	24,012	24,900	(4)%
EBITDA Margin[1]	31%	37%		29%	30%	35%
Finance cost	1,401	1,205	16%	1,358	5,689	5,112	11%
Investment Income	1,599	917	74%	1,042	3,618	3,205	13%
Exchange gain/(loss)- (Non-operational)	(166)	(73)	—	49	(509)	(38)	—
Profit before Depreciation and Taxes	6,362	7,406	(14)%	5,685	21,432	22,955	(7)%
Depreciation & Amortization	2,258	1,683	34%	2,207	8,192	6,283	30%
Profit before Exceptional items	4,104	5,723	(28)%	3,478	13,240	16,672	(21)%
Exceptional Items Credit/(Expense) [2]	—	2,869	—	—	320	2,897	(89)%
Tax	886	2,403	(63)%	1,146	3,750	5,339	(30)%
Dividend Distribution Tax (DDT)	—	(1,536)	—	—	—	(1,536)	—
Tax on Exceptional items	—	2,050	—	—	112	2,074	(95)%
Profit After Taxes	3,218	5,675	(43)%	2,332	9,698	13,692	(29)%
Profit After Taxes before Exceptional Items	3,218	4,856	(34)%	2,332	9,490	12,869	(26)%
Profit After Taxes before Exceptional Items & DDT	3,218	3,320	(3)%	2,332	9,490	11,333	(16)%
Minority Interest	603	873	(31)%	758	2,633	3,350	(21)%
Attributable PAT after exceptional items	2,615	4,802	(46)%	1,574	7,065	10,342	(32)%
Attributable PAT before exceptional items	2,615	3,956	(34)%	1,574	6,857	9,561	(28)%
Attributable PAT before exceptional items & DDT	2,615	2,420	8%	1,574	6,857	8,025	(15)%
Basic Earnings per Share (₹/share)	7.06	12.95	(45)%	4.25	19.07	28.30	(33)%
Basic EPS before Exceptional items	7.06	10.67	(34)%	4.25	18.50	26.17	(29)%
Basic EPS before Exceptional items & DDT	7.06	6.53	8%	4.25	18.50	21.96	(16)%
Exchange rate (₹/$) – Average	70.49	64.31	10%	72.11	69.89	64.45	8%
Exchange rate (₹/$) – Closing	69.17	65.04	6%	69.79	69.17	65.04	6%

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 9

Results for the Year Ended 31 March 2019

Revenue

Revenue for Q4 FY2019 was at ₹ 23,092 crore, lower by 1% sequentially, primarily due to lower commodity prices, rupee appreciation and lower volume at Aluminium and Zinc India business, partially offset by higher sales volume at ESL, Zinc International and Iron ore Karnataka.

Revenue for FY2019 was at ₹ 90,901 crore, lower by 1% y-o-y, mainly due to shutdown of Tuticorin smelter, lower volume at Zinc and Iron ore businesses and lower metal prices. This was partially offset by rupee depreciation, volume additions from ESL, ramp-up of volume at aluminium business and improved oil prices.

EBITDA and EBITDA Margin

EBITDA for Q4 FY2019 was at ₹ 6,330 crore, 6% higher q-o-q, primarily due to improved cost of production at Aluminium, higher sales at Iron Ore Karnataka, ESL and Zinc International, partially offset by lower commodity prices, rupee appreciation, lower volumes at Zinc India and write back of liability pursuant to settlement agreement with a contractor at Balco in Q3 FY2019.

EBITDA for the FY2019 was at ₹ 24,012 crore, down 4% y-o-y, mainly due to shutdown of Tuticorin smelter, input commodity inflation and higher cost of production at Zinc businesses, partially offset by rupee depreciation, volume additions from ESL and ramp up of volume at aluminium.

We maintained a robust EBITDA margin of 30% for the year (FY 2018: 35%)

Depreciation & Amortization

Depreciation for Q4 FY2019 was at ₹ 2,258 crore, marginally higher q-o-q, primarily due to capitalisation of costs and ore production post commencement of Gamsberg operations.

Depreciation and amortisation for FY2019 was at ₹ 8,192 crore, higher by 30%. This was mainly due to change in reserves estimates and reversal of previously recorded impairment at Oil and Gas business in Q4 FY2018, higher charge due to higher ore production at Zinc businesses and capitalisation of costs at Gamsberg, and acquisition of ESL.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 9

Results for the Year Ended 31 March 2019

Finance Cost and Investment Income

Finance cost for Q4 FY2019 was at ₹ 1,401 crore, 3% higher q-o-q, primarily due to temporary borrowings at Zinc India and marginally higher cost of borrowings in line with market trends.

Finance cost for FY2019 was at ₹ 5,689 crore, higher 11% y-o-y, due to increase in gross borrowing due to ESL acquisition, temporary borrowing at Zinc India and higher average borrowing cost in line with market trends, partially offset by higher capitalisation of borrowing cost.

Investment Income was at ₹ 1,599 crore, higher by ₹ 557 crore q-o-q, mainly due to mark to market gain on a treasury investment made by Vedanta’s overseas subsidiary through purchase of economic interest in a structured investment in Anglo American Plc from its ultimate parent, Volcan Investment Limited, partially offset by lower investment corpus.

Investment Income for FY2019 was at ₹ 3,618 crore, higher by 13% y-o-y, primarily due to mark to market gains on a treasury investment made as described above, partially offset by lower investment corpus.

Exceptional Items

There were no exceptional items during the quarter.

Exceptional gains for FY2019 was at ₹ 320 crore mainly due reversal of previously recorded impairment of ₹ 261 crore in the KG ONN block of the Oil and Gas business and reversal of a ₹ 59 crore charge relating to arbitration of a historical vendor claim pursuant to Supreme Court Order in Aluminium business.

The exceptional gain for FY2018 was at ₹ 2,897 crore primarily because of reversal of previously recorded impairment of ₹ 7,016 crore at Oil and Gas business partially offset by impairment of Iron Ore Goa assets of ₹ 2,329 crore due to suspension of mining operations pursuant to Supreme Court Order and reclassification of FCTR relating to subsidiary investment companies under liquidation of ₹ 1,485 crore.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 9

Results for the Year Ended 31 March 2019

Taxes

Tax expense (before exceptional items & DDT) was at ₹ 3,750 crore during the year, resulting in an effective tax rate for FY2019 was 28% as compared to 32% in FY2018 driven by change in profit mix.

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) before exceptional items and DDT for the quarter was at ₹ 2,615 crore, 66% higher q-o-q.

For FY2019, Attributable Profit after Tax (PAT) before exceptional items and DDT was at ₹ 6,857 crore, 15% lower y-o-y. Minority interest was at 28%.

EPS for the year before exceptional items and DDT was at ₹ 18.50 per share compared to ₹ 21.96 per share in FY2018.

Balance Sheet

We have robust cash and liquid investments of ₹ 39,269 crore. The Company follows a Board-approved investment policy and invests in high quality debt instruments with mutual funds, bonds and fixed deposits with banks. The portfolio is rated by CRISIL, which has assigned a rating of “Tier-I” (implying Highest Safety) to our portfolio. Further, the Company has undrawn committed facilities of c. ₹ 6,400 crore as on March 31, 2019.

Gross debt was at ₹ 66,225 crore on 31st March 2019, an increase of ₹ 8,066 crore y-o-y. This was mainly due to the acquisition of ESL and temporary borrowing at Zinc India.

Net debt was at ₹ 26,956 crore on 31st March 2019, higher by ₹ 4,998 crore y-o-y, primarily due acquisition of ESL.

Crisil & India Rating changed the outlook on Vedanta’s rating from AA/Positive to AA/Stable.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 9

Results for the Year Ended 31 March 2019

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. During the past quarter, we received the following recognitions:

•	Hindustan Zinc has received the Golden Peacock Award on Corporate Social Responsibility by the Institute of Directors for its community development programs.

•	Vedanta Limited- Jharsuguda won 9th CII National HR Excellence Award for significant Achievement in HR Excellence’ and ‘Employee Engagement’.

•	Cairn Oil & Gas conferred with Safety award in individual category by Oil Industry Safety Directorate (OISD).

•	Vedanta Limited - Jharsugda won Gold award in 6th Annual Greentech CSR Awards for its outstanding achievements in Corporate Social Responsibility sphere.

•	Vedanta Limited - Lanjigarh conferred with CII HR Excellence Award for best HR practices with a ‘Strong Commitment to Excellence’

•	Cairn Oil & Gas received FICCI CSR Award for initiatives under the Health, Water and Sanitation category.

•	Balco received 4 Good Rating for the Company’s continued focus on CSR activities by Economic Times.

•	Cairn Oil & Gas named among “Dream Companies to Work For” by ET Now.

•	TSPL received Apex India CSR Excellence “Gold” Award 2018 in Thermal Power Sector for efforts in CSR.

•	Vedanta Limited - Jharsugda received Apex India CSR Excellence Award 2018 (Platinum Award) for excellence in CSR & Social Sustainability

•	Balco received ‘ET HR Talent Management Leadership Award’ organized by the World HRD Congress and have been recognized for ‘Best Leadership Development Program’.

•	Sesa Iron ore received CII National HR Excellence Award for strong commitment to HR excellence.

•	Hindustan Zinc receives Best Award for Risk Management-Sustainability.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 9

Results for the Year Ended 31 March 2019

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website

http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:30 PM (IST) on May 7, 2019, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference audio call on May 7, 2019	India – 6:30 PM (IST)	India: +91 7045671221 Toll free: 1800 120 1221 Universal access: +91 22 7115 8015 +91 22 6280 1114
	Singapore – 9:00 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 9:00 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 2:00 PM (UK Time)	Toll free number 0 808 101 1573
	US – 9:00 AM (Eastern Time)	Toll free number 1 866 746 2133

For online registration (Audio Call)	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=86186 &linkSecurityString=1f2bfd88

Link to view Live Webcast of Earnings conference	https://services.choruscall.eu/links/vedantalimited190507.html

Replay of Conference Audio Call (May 7, 2019 to May 14, 2019)		Mumbai +91 22 7194 5757 Passcode: 63835#

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 9

Results for the Year Ended 31 March 2019

For further information, please contact:

Communications Arun Arora Head, Corporate Communications	Tel: +91 124 459 3000 gc@vedanta.co.in

Investor Relations Rashmi Mohanty Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

Sneha Tulsyan Associate Manager – Investor Relations

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading diversified natural resource companies with business operations in India, South Africa, Namibia and Australia. Vedanta is a leading producer of Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Aluminium, Steel and Commercial Power.

Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with CSR Leadership Award for Sports Development (Vedanta Sports) & Best CSR Initiatives Award for Project Nand Ghar by ET Now.

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 9 of 9